SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 6)/1/



                              HCB BANCSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   40413N 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                       N/A
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         /X/      Rule 13d-1(b)

         /X/      Rule 13d-1(c)

         / /      Rule 13d-1(d)


-------------------

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 pages

--------------------------------------------------------------------------------
CUSIP NO. 40413N 10 6      /         13G            /         Page 2 of 10 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
/ 1     /    NAMES OF REPORTING PERSONS:
/       /    HCB BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN TRUST
/       /
/       /    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
/       /    62-1696103
--------------------------------------------------------------------------------
/ 2     /    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
/       /
/       /                                            (a)      /  /
/       /
/       /                                            (b)     /  /
/       /
--------------------------------------------------------------------------------
/       /
/ 3     /    SEC USE ONLY
/       /
--------------------------------------------------------------------------------
/       /
/ 4     /    CITIZENSHIP OR PLACE OF ORGANIZATION
/       /    State of Arkansas
/       /
--------------------------------------------------------------------------------
/                       /    /
/                       / 5  /   SOLE VOTING POWER               0
/      NUMBER OF        /    /
/        SHARES         --------------------------------------------------------
/     BENEFICIALLY      / 6  /   SHARED VOTING POWER       183,351
/       OWNED BY        /    /
/         EACH          --------------------------------------------------------
/      REPORTING        / 7  /   SOLE DISPOSITIVE POWER          0
/        PERSON         /    /
/         WITH          /    /
/                       --------------------------------------------------------
/                       / 8  /   SHARED DISPOSITIVE POWER  183,351
/                       /    /
--------------------------------------------------------------------------------
/ 9     /    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
/       /    183,351
--------------------------------------------------------------------------------
/ 10    /    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
/       /     SHARES
/       /    / /
--------------------------------------------------------------------------------
/ 11    /    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
/       /    12.64%
--------------------------------------------------------------------------------
/ 12    /    TYPE OF REPORTING PERSON
/       /           EP
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 40413N 10 6      /         13G            /         Page 3 of 10 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
/ 1     /    NAMES OF REPORTING PERSONS:
/       /    F. MICHAEL AKIN
/       /
/       /    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
/       /
--------------------------------------------------------------------------------
/ 2     /    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
/       /
/       /                                            (a)      /  /
/       /
/       /                                            (b)     /  /
/       /
--------------------------------------------------------------------------------
/       /
/ 3     /    SEC USE ONLY
/       /
--------------------------------------------------------------------------------
/       /
/ 4     /    CITIZENSHIP OR PLACE OF ORGANIZATION
/       /    United States of America
/       /
--------------------------------------------------------------------------------
/                       /    /
/                       / 5  /   SOLE VOTING POWER             500
/      NUMBER OF        /    /
/        SHARES         --------------------------------------------------------
/     BENEFICIALLY      / 6  /   SHARED VOTING POWER       220,122 (1)
/       OWNED BY        /    /
/         EACH          --------------------------------------------------------
/      REPORTING        / 7  /   SOLE DISPOSITIVE POWER        500
/        PERSON         /    /
/         WITH          /    /
/                       --------------------------------------------------------
/                       / 8  /   SHARED DISPOSITIVE POWER  220,122 (1)
/                       /    /
--------------------------------------------------------------------------------
/ 9     /    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
/       /    220,622 (1)
--------------------------------------------------------------------------------
/ 10    /    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
/       /     SHARES
/       /    / /
--------------------------------------------------------------------------------
/ 11    /    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
/       /    15.21% (2)
--------------------------------------------------------------------------------
/ 12    /    TYPE OF REPORTING PERSON
/       /           IN
--------------------------------------------------------------------------------

(1) Consists of 183,357 shares owned by HCB Bancshares, Inc. Employee Stock Ownership Plan Trust (the "ESOP Trust"), of 12,654 shares owned by the HCB Bancshares, Inc. Management Recognition Plan Trust (the "MRP Trust"), 3,217 shares owned by the HCB Bancshares, Inc. 1998 Stock Option Plan Trust (the "SOP Trust"), 18,000 shares owned by HEARTLAND Community Bank Executive Officer's Grantor Trust ("DRP Trust"), and 3,900 shares owned by HEARTLAND Community Bank Non-Employees' Grantor Trust ("DCP Trust"), of which Mr. Akin serves as a trustee.

(2)  Based on  1,450,230  shares of Common Stock  outstanding  as of January 31,
     2004.

--------------------------------------------------------------------------------
CUSIP NO. 40413N 10 6      /         13G            /         Page 4 of 10 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
/ 1     /    NAMES OF REPORTING PERSONS:
/       /    BRUCE D. MURRY
/       /
/       /    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
/       /
--------------------------------------------------------------------------------
/ 2     /    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
/       /
/       /                                            (a)      /  /
/       /
/       /                                            (b)     /  /
/       /
--------------------------------------------------------------------------------
/       /
/ 3     /    SEC USE ONLY
/       /
--------------------------------------------------------------------------------
/       /
/ 4     /    CITIZENSHIP OR PLACE OF ORGANIZATION
/       /    United States of America
/       /
--------------------------------------------------------------------------------
/                       /    /
/                       / 5  /   SOLE VOTING POWER          23,116 (1)
/      NUMBER OF        /    /
/        SHARES         --------------------------------------------------------
/     BENEFICIALLY      / 6  /   SHARED VOTING POWER       220,122 (2)
/       OWNED BY        /    /
/         EACH          --------------------------------------------------------
/      REPORTING        / 7  /   SOLE DISPOSITIVE POWER     23,116 (1)
/        PERSON         /    /
/         WITH          /    /
/                       --------------------------------------------------------
/                       / 8  /   SHARED DISPOSITIVE POWER  220,122 (2)
/                       /    /
--------------------------------------------------------------------------------
/ 9     /    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
/       /    243,238
--------------------------------------------------------------------------------
/ 10    /    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
/       /     SHARES
/       /    / /
--------------------------------------------------------------------------------
/ 11    /    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
/       /    16.59% (3)
--------------------------------------------------------------------------------
/ 12    /    TYPE OF REPORTING PERSON
/       /           IN
--------------------------------------------------------------------------------

(1) Includes 15,872 shares that may be acquired upon the exercise of options exercisable within 60 days.
(2) Consists of 183,351 shares owned by the ESOP Trust, 12,654 shares owned by the MRP Trust, 3,217 shares owned by the SOP Trust, 18,000 shares owned by the DRP Trust and 2,900 shares owned by the DCP Trust, of which Mr. Murry serves as a trustee.
(3) Assumes that options for 15,872 shares have been exercised and that such shares are distributed to Mr. Murry from the SOP Trust. Based on 1,450,230 shares of Common Stock outstanding as of January 31, 2004.

--------------------------------------------------------------------------------
CUSIP NO. 40413N 10 6      /         13G            /         Page 5 of 10 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
/ 1     /    NAMES OF REPORTING PERSONS:
/       /    CARL E. PARKER, JR.
/       /
/       /    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
/       /
--------------------------------------------------------------------------------
/ 2     /    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
/       /
/       /                                            (a)      /  /
/       /
/       /                                            (b)     /  /
/       /
--------------------------------------------------------------------------------
/       /
/ 3     /    SEC USE ONLY
/       /
--------------------------------------------------------------------------------
/       /
/ 4     /    CITIZENSHIP OR PLACE OF ORGANIZATION
/       /    United States of America
/       /
--------------------------------------------------------------------------------
/                       /    /
/                       / 5  /   SOLE VOTING POWER          46,516 (1)
/      NUMBER OF        /    /
/        SHARES         --------------------------------------------------------
/     BENEFICIALLY      / 6  /   SHARED VOTING POWER       220,122 (2)
/       OWNED BY        /    /
/         EACH          --------------------------------------------------------
/      REPORTING        / 7  /   SOLE DISPOSITIVE POWER     46,516 (1)
/        PERSON         /    /
/         WITH          /    /
/                       --------------------------------------------------------
/                       / 8  /   SHARED DISPOSITIVE POWER  220,122 (2)
/                       /    /
--------------------------------------------------------------------------------
/ 9     /    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
/       /    266,638 (1)
--------------------------------------------------------------------------------
/ 10    /    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
/       /     SHARES
/       /    / /
--------------------------------------------------------------------------------
/ 11    /    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
/       /    18.19% (3)
--------------------------------------------------------------------------------
/ 12    /    TYPE OF REPORTING PERSON
/       /           IN
--------------------------------------------------------------------------------

(1) Includes 15,872 shares that may be acquired upon the exercise of options exercisable within 60 days.
(2) Consists of 183,351 shares owned by the ESOP Trust, 12,654 shares owned by the MRP Trust, 3,217 shares owned by the SOP Trust, 18,000 shares owned by the DRP Trust and 2,900 shares owned by the DCP Trust, of which Mr. Parker serves as a trustee.
(3) Assumes that options for 15,872 shares have been exercised and that such shares are distributed to Mr. Parker from the SOP Trust. Based on 1,450,230 shares of Common Stock outstanding as of January 31, 2004.

--------------------------------------------------------------------------------
CUSIP NO. 40413N 10 6      /         13G            /         Page 6 of 10 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
/ 1     /    NAMES OF REPORTING PERSONS:
/       /    CLIFFORD O. STEELMAN
/       /
/       /    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
/       /
--------------------------------------------------------------------------------
/ 2     /    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
/       /
/       /                                            (a)      /  /
/       /
/       /                                            (b)     /  /
/       /
--------------------------------------------------------------------------------
/       /
/ 3     /    SEC USE ONLY
/       /
--------------------------------------------------------------------------------
/       /
/ 4     /    CITIZENSHIP OR PLACE OF ORGANIZATION
/       /    United States of America
/       /
--------------------------------------------------------------------------------
/                       /    /
/                       / 5  /   SOLE VOTING POWER          43,516 (1)
/      NUMBER OF        /    /
/        SHARES         --------------------------------------------------------
/     BENEFICIALLY      / 6  /   SHARED VOTING POWER       220,122 (2)
/       OWNED BY        /    /
/         EACH          --------------------------------------------------------
/      REPORTING        / 7  /   SOLE DISPOSITIVE POWER     43,516 (1)
/        PERSON         /    /
/         WITH          /    /
/                       --------------------------------------------------------
/                       / 8  /   SHARED DISPOSITIVE POWER  220,122 (2)
/                       /    /
--------------------------------------------------------------------------------
/ 9     /    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
/       /    263,638 (1)
--------------------------------------------------------------------------------
/ 10    /    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
/       /     SHARES
/       /    / /
--------------------------------------------------------------------------------
/ 11    /    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
/       /    17.98% (3)
--------------------------------------------------------------------------------
/ 12    /    TYPE OF REPORTING PERSON
/       /           IN
--------------------------------------------------------------------------------

(1) Includes 15,872 shares that may be acquired upon the exercise of options exercisable within 60 days.
(2) Consists of 183,351 shares owned by the ESOP Trust, 12,654 shares owned by the MRP Trust, 3,217 shares owned by the SOP Trust, 18,000 shares owned by the DRP Trust and 2,900 shares owned by the DCP Trust, of which Mr. Steelman serves as a trustee.
(3) Assumes that options for 15,872 shares have been exercised and that such shares are distributed to Mr. Steelman from the SOP Trust. Based on 1,450,230 shares of Common Stock outstanding as of January 31, 2004.

                                           ------------------------------
                                           /     Page 7 of 10 Pages     /
                                           ------------------------------

                       Securities and Exchange Commission
                              Washington, DC 20549

ITEM 1(a). NAME OF ISSUER:
         HCB Bancshares, Inc.

ITEM 1(b).  ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICES  OR,  IF  NONE,
     RESIDENCE:

         237 Jackson Street, SW
         Camden, Arkansas  71701-3041

ITEM 2(a). NAME OF PERSON FILING:

     HCB Bancshares, Inc. Employee Stock Ownership Plan Trust ("ESOP") and the following individuals who served as trustees of the ESOP: F. Michael Akin, Bruce
D. Murry, Carl E. Parker, Jr. and Clifford O. Steeleman.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:
         ESOP:      237 Jackson Street, SW
                    Camden, Arkansas  71701-3041

         F. Michael Akin:             237 Jackson Street, SW
                                      Camden, Arkansas 71701-3041

         Bruce D. Murry:              237 Jackson Street, SW
                                      Camden, Arkansas  71701-3041

         Carl E. Parker, Jr.:         237 Jackson Street, SW
                                      Camden, Arkansas  71701-3041

         Clifford O. Steelman:        237 Jackson Street, SW
                                      Camden, Arkansas  71701-3041

ITEM 2(c). CITIZENSHIP:

      See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:
         Common Stock, par value $.01 per share.

ITEM 2(E). CUSIP NUMBER: 40413N 10 6

                                         ------------------------------
                                         /      Page 8 of 10 Pages    /
                                         ------------------------------

ITEM 3. IF THIS STATEMENT IS FILED  PURSUANT TO RULE 13d-1(b),  OR 13(d)-2(b) OR
     (c), CHECK WHETHER THE PERSON FILING IS A:

     (f) /X/ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

     Items (a), (b), (c), (d), (e), (g), (h), (i), and (j) are not applicable. This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification and by each trustee of the trust established pursuant to the ESOP, filing pursuant to Rule 13d-1(c) and applicable SEC no-action letters.

ITEM 4. OWNERSHIP.

     (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

     (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

     (c) Number of Shares as to Which Such Person Has: See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: / /

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     HCB Bancshares, Inc. in its capacity as the ESOP Committee has the power to determine whether dividends on allocated shares that are paid to the ESOP trust are distributed to participants or are used to repay the ESOP loan.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

                                          ------------------------------
                                          /     Page 9 of 10 Pages     /
                                          ------------------------------


ITEM 10. CERTIFICATIONS.


     By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     By signing below, each signatory in his or her individual capacity certifies that, to the best of his or her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                            ------------------------------
                                            /      Page 10 of 10 Pages   /
                                            ------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


HCB BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By Its Trustees:

/s/ F. Michael Akin                                           February 10, 2004
------------------------------------------------------        ------------------
F. Michael Akin, as Trustee                                   Date


/s/ Bruce D. Murry                                            February 10, 2004
------------------------------------------------------        ------------------
Bruce D. Murry, as Trustee                                    Date


/s/ Carl E. Parker, Jr.                                       February 10, 2004
------------------------------------------------------        ------------------
Carl E. Parker, Jr., as Trustee                               Date


/s/ Clifford O. Steelman                                      February 10, 2004
------------------------------------------------------        ------------------
Clifford O. Steelman, as Trustee                              Date





/s/ F. Michael Akin                                           February 10, 2004
------------------------------------------------------        ------------------
F. Michael Akin, as an Individual Stockholder                 Date


/s/ Bruce D. Murry                                            February 10, 2004
------------------------------------------------------        ------------------
Bruce D. Murry, as an Individual Stockholder                  Date


/s/ Carl E. Parker, Jr.                                       February 10, 2004
------------------------------------------------------        ------------------
Carl E. Parker, Jr., as an Individual Stockholder             Date


/s/ Clifford O. Steelman                                      February 10, 2004
------------------------------------------------------        ------------------
Clifford O. Steelman, as an Individual Stockholder            Date